FLIR SYSTEMS, INC.

November 30, 2007

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. Washington, D. C. 20549

Re:	FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 16, 2007
File No. 000-21918

Dear Ms. Cvrkel:

This responds to your letter dated November 26, 2007 regarding the above referenced report. Set forth below are the Company’s responses to the comments contained in your letter. We have included each of your comments immediately preceding our response thereto.

Management’s Discussion and Analysis, Results of Operations, page 39

1.	Please revise MD&A in future filings to include a description of the significant components of cost of goods sold (e.g salaries, depreciation, stock compensation) in order for a reader to better understand your business and results of operations, and provide a narrative discussion of the any material year over year changes of the components comprising your cost of sales amounts.

Company Response:

We will add language in future filings to describe the significant components of cost of goods sold. We have and will continue to comment on material year over year changes in cost of sales that impact comparability between reporting periods.

Note 1, Nature of Business and Significant Accounting Policies, page 50 Stock Compensation, page 53

2.	Reference is made to amounts presented in the table at the top of page 55. Please note that we consider the presentation of the Company’s results under the column “If reported under APB 25” which include amounts related to stock based compensation to be non-GAAP measures and prohibited under Item 10(e) of Regulation S-K which states that companies may not present non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes. Refer to Question 4 of Topic 14G in the Staff Accounting Bulletins for further guidance. Accordingly, please revise future filings to remove such presentation from your notes to the financial statements.

Page two

The Forward Looking Infrared Company

FLIR Systems, Inc. · 27700A SW Parkway Avenue · Wilsonville, OR 97070 · USA Telephone: (800) 868-0639 or (503) 498-FLIR · Fax: (503) 498-3901 www.flir.com

Company Response:

The referenced table was presented based upon our interpretation of reporting requirements associated with the adoption of SFAS 123(R) in 2006 and intended to provide the reader comparability of results between the 2006 and 2005 reporting years. The referenced table was only intended to be a year of adoption disclosure and would, therefore, not appear in future filings. However, we acknowledge the rules regarding non-GAAP disclosures and intend to fully comply with such rules in future filings.

Note 6. Goodwill, page 66

3.	Please revise your notes to the financial statements in future filings to include an activity roll forward of your goodwill balance for each of the periods presented in accordance with paragraph 45c of SFAS No. 142.

Company Response:

We will add information in future filings to identify the changes in goodwill during the reporting periods. The change in 2006 related to foreign currency translation was not material and not of the nature of change identified in paragraph 45c of SFAS No. 142. Nonetheless, additional information describing such changes will be added in future filings.

Note 7. Intangible Assets, page 68

4.	In future filings, please revise to explain the nature and amounts of the “acquired identified intangibles” that are being amortized over estimated useful lives of 7 to 15 years.

Company Response:

In future filings, we will provide further information regarding the material components of the acquired identified intangible assets.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc. By: /s/ Stephen M. Bailey

Stephen M. Bailey

Senior Vice President, Finance and Chief Financial Officer